Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Amendment No. 2

OneSource Information Services, Inc.

(Name of Subject Company (Issuer))

OSIS Acquisition Corp. (Offeror)
a wholly-owned subsidiary of
infoUSA Inc. (Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Vinod Gupta
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127
(402) 593-4500
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
Eric O. Madson, Esq.
Robins, Kaplan, Miller & Ciresi L.L.P.
2800 LaSalle Plaza, 800 LaSalle Avenue
Minneapolis, MN 55402
(612) 349-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1, 4, 6 and 8
Item 11
Item 12
SIGNATURE
EXHIBIT INDEX
Press Release

Amendment No. 2 to Schedule TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed on May 6, 2004 relating to the offer by OSIS Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase shares of preferred stock (the “Shares”), of OneSource Information Services, Inc., a Delaware corporation (“OneSource”), at a purchase price of $8.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with all supplements and amendments thereto, collectively constitute the “Offer”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Items 1, 4, 6 and 8

     Items 1 (Summary Term Sheet), 4 (Terms of the Transaction), 6 (Purposes of the Transaction and Plans or Proposals) and 8 (Interest in Securities of the Subject Company) are hereby amended and supplemented to add the following:

     “On June 4, 2004, infoUSA announced the completion of the Offer. The Offer expired at 12:00 midnight on June 3, 2004, at which time 11,424,785 Shares, or approximately 97.5%, of all issued and outstanding Shares had been validly tendered and not properly withdrawn, excluding 11,697 Shares tendered pursuant to procedures for guaranteed delivery. Payment for Shares validly tendered and not properly withdrawn will be made promptly through Wells Fargo Bank, N.A., the depositary for the Offer. After payment for such Shares and for shares tendered pursuant to procedures for guaranteed delivery, the Purchaser will own approximately 98.5% of all issued and outstanding Shares of OneSource.

     infoUSA intends to acquire Shares that were not tendered as soon as possible through a merger transaction in which the remaining stockholders of OneSource (other than stockholders who properly exercise appraisal rights) will have their Shares converted into the right to receive the same amount of cash per Share that they would have received in the Offer. Under applicable law, the merger may be consummated without a meeting or vote of the stockholders of OneSource. As a result of the merger, OneSource will become a wholly-owned subsidiary of infoUSA. OneSource stockholders who did not tender their Shares in the Offer will receive instructions regarding payment for their Shares by mail after the consummation of the merger.”

Item 11

     Item 11 (Additional Information) is hereby amended and supplemented to add the following:

     “On June 4, 2004, infoUSA issued a press release, which is attached as Exhibit (a)(1)(J) and is incorporated herein by reference.”

Item 12

     Item 12 (Exhibits) is hereby amended and supplemented to add the following:

“(a)(1)(J)	Press release issued by the Filing Persons on June 4, 2004. Any Internet addresses provided in this release are for information purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included herein.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSIS ACQUISITION CORP.
By: Name: Its:	/s/ Raj Das Raj Das Chief Financial Officer
INFOUSA INC.
By: Name: Its:	/s/ Raj Das Raj Das Chief Financial Officer

Dated: June 4, 2004

EXHIBIT INDEX

Exhibit
No.
(a)(1)(J)	Press release issued by the Filing Persons on June 4, 2004